CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

March 21, 2017

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Asen Parachkevov, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund

Post-Effective Amendment No.3 to the Registration Statement

File Nos.: 333-207678; 811-23109

NorthStar Real Estate Capital Income Fund-T

Post-Effective Amendment No.3 to the Registration Statement

File Nos.: 333-209380; 811-23133

Dear Mr. Parachkevov:

On behalf of our clients, NorthStar Real Estate Capital Income Fund (the "Multi-Share Feeder Fund") and NorthStar Real Estate Capital Income Fund-T (the "T-Share Feeder Fund," and together with the Multi-Share Feeder Fund, the "Funds"), set forth below are the responses to verbal comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on March 6, 2017 in connection with the Multi-Share Feeder Fund's post-effective amendment No. 3 to the Registration Statement on Form N-2 (the "Multi-Share Registration Statement") and the T-Share Feeder Fund's post-effective amendment No. 3 to the Registration Statement on Form N-2 (the "T-Share Registration Statement," and together with the Multi-Share Registration Statement, the "Registration Statements") each filed with the SEC on February 21, 2017. Where noted in the responses below, the Registration Statements will be updated in response to the Staff's comments. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the applicable Registration Statement. The Funds intend to re-file subsequent post-effective amendments to the Registration Statements on or about the date of this letter.

General

Comment 1.	Please confirm whether CNI RECF Advisors, LLC (the "Advisor") is an entity formed in the United States of America.

Response 1.    The Funds inform the Staff supplementally that the Advisor is a Delaware limited liability company.

March 21, 2017

Comment 2.	Please provide additional information regarding the party or parties that will be supervising personnel provided to the Advisor under the Advisor Staffing Agreement (the "Staffing Agreement") referenced in the Registration Statement.

Response 2.    The Funds inform the Staff supplementally that the Staffing Agreement is by and among the Advisor, Colony Capital Investment Advisors, LLC, an adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and Colony Capital Investment Holdco, LLC, the parent company of the Colony NorthStar affiliated entities which employ the personnel that are provided to the Advisor under the Staffing Agreement. Each of the Colony NorthStar affiliated entities which employ the personnel that are provided to the Advisor under the Staffing Agreement are either investment advisers registered under the Advisers Act or are "relying" advisers relying upon the registration of Colony Capital Investment Advisors, LLC. The personnel that are provided to the Advisor under the Staffing Agreement will be supervised by the chief compliance officer of the Advisor and will also be supervised by either (i) in the case of a registered adviser, the chief compliance officer of the registered adviser entity that employs such personnel or (ii) in the case of a "relying" adviser, by the chief compliance officer of Colony Capital Investment Advisors, LLC.

Comment 3.	Please state the incentive fee percentage in the "Summary of Terms."

Response 3.    In response to the Staff’s comment, the requested change has been made to the Registration Statements.

Comment 4.	Please indicate whether the proceeds from the purchase of shares of NorthStar Real Estate Capital Income Master Fund (the "Master Fund") pursuant to the distribution support agreement (the "Distribution Support Agreement") by and between the Master Fund and NSAM FV Holdings, LLC will count towards the 6% quarterly fixed preferred return to investors (the "hurdle rate").

Response 4.    The Funds inform the Staff supplementally that the proceeds to the Master Fund from the purchase of Master Fund shares pursuant to the Distribution Support Agreement will be treated in the same manner as proceeds received by the Master Fund from purchases of Master Fund shares by the Funds. As such, the hurdle rate is calculated on the basis of all proceeds received by the Master Fund from the sale of Master Fund shares, regardless of the purchaser of such shares.

Comment 5.	Please indicate whether the reimbursement of the salary, benefits, bonuses and incentive compensation, if any, of the Funds' and the Master Fund's chief compliance officer, chief financial officer and other administrative personnel is paid solely by the Funds and the Master Fund and whether such reimbursement will be reviewed by the board of trustees of the Funds and the Master Fund, as applicable.

March 21, 2017

Response 5.        The Funds inform the Staff supplementally that the salary, benefits, bonuses and incentive compensation, if any, of the Funds' and the Master Fund's chief compliance officer, chief financial officer and other administrative personnel is allocated amongst the various entities to which such persons provide services, with such allocation being done on a time-spent basis. The Funds further inform the Staff supplementally that the reimbursement of the salary, benefits, bonuses and incentive compensation, if any, of the Funds' and the Master Fund's chief compliance officer, chief financial officer and other administrative personnel will be reviewed on at least a quarterly basis by the board of trustees of the Funds and the Master Fund, as applicable.

Comment 6.	Please provide additional information related to the nature of the "dedicated mandate" set forth under the captions "Risk Factors—Risk Related to Conflicts of Interest" and "Conflicts of Interest" in the Registration Statements, which may cause other Managed Companies to have priority over the Master Fund with respect to certain investment opportunities, and, if necessary, please update the related disclosure in the Registration Statements.

Response 6.    The Funds inform the Staff supplementally that

March 21, 2017

the allocation priority disclosure under the captions "Risk Factors—Risks Related to Conflicts of Interest" and "Conflicts of Interests" has been removed.

* * * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3206 or Clifford R. Cone at (212) 878-3180. Thank you.

Best regards,

/s/ Jefferey D. LeMaster

Jefferey D. LeMaster
Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Fund

NorthStar Real Estate Capital Income Fund-T

Daniel R. Gilbert

Chief Executive Officer and President

Brett S. Klein

Chief Operating Officer

March 21, 2017

Frank V. Saracino

Chief Financial Officer and Treasurer

Sandra M. Forman

Chief Compliance Officer, General Counsel and Secretary

Clifford Chance US LLP

Clifford R. Cone

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